4-1-02



SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

FRANCE TELECOM

(Translation of registrant's name into English)

6, place d'Alleray, 75505 Paris Cedex 15, France
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______)

Enclosures:

A press release dated April 26, 2002, restating France Telecom's revenue breakdown for the first quarter of 2002 and for the first quarter of 2001.


france telecom

A new breakdown of revenues to give more clarity to our businesses

- **Key changes:**
  - Equant, excluding other global services, in order to be consistent with Equant disclosing
  - more clarity to "corporate services", including corporate on-line services and corporate equipment sales and rentals
  - "carrier services" to include "int'l incoming telephone services" and "interconnection"
  - "subscriptions fees" broken-down, with bundle of minutes reclassified into "domestic calling and int'l outgoing telephone services"

- **What doesn't change:**
  - Orange and Wanadoo
  - in Domestic Fixed, voice and data services : payphones and calling cards, broadcasting and CATV services
  - in Int'l Fixed, voice and data services: fixed line telephony, other mobile services, broadcasting and CATV services


Old presentation
3 - FIXED LINE VOICE AND DATA SERVICES IN FRANCE
3.1 Fixed line telephony services
Subscription fees
Domestic calling
International telephone services
Payphones and calling card services
Interconnexion fees
3.2 Corporate network services
Leased lines
Data networks
3.3 Online services
Teletel, Audiotel and Internet access
Other online services
3.4 Broadcasting and cable television services
Domestic broadcasting services
Domestic cable television services
3.5 Other revenues
Equipment sales
Equipment rentals and maintenance
Other products
Total fixed line voice and data services in France
4 - INTERNATIONAL FIXED LINE VOICE AND DATA SERVICES
Fixed line telephony
Global telecommunications services
Other mobile telecommunications services
Broadcasting and cable television services
Other revenues
Total international fixed line voice and data services
Subscription fees, excluding minutes of calling
Bundles of minutes
International outgoing traffic
International incoming traffic
Transit Services
Corporate Networks
Retail On-line services
Corporate On-line services
Corporate market
Retail market
Equant
Other Global Services
New presentation
3 - FIXED LINE VOICE AND DATA SERVICES IN FRANCE
3.1 Fixed line telephony services
Subscription fees
Domestic calling and international outgoing traffic
On-line Services and Internet Acces
Payphones and calling card services
Carriers Services
3.2 Corporate network services
Corporate Networks
Others Corporate Services
3.3 Broadcasting and cable television services
Domestic broadcasting services
Domestic cable television services
3.4 Other revenues
Equipment sales
Other products
Total fixed line voice and data services in France
4 - INTERNATIONAL FIXED LINE VOICE AND DATA SERVICES
Fixed line telephony
Equant
Other mobile telecommunications services
Broadcasting and cable television services
Other revenues
Total international fixed line voice and data services
: no change between old and new presentation

In bn of euros	2001
	Q1

1 - ORANGE	
Orange France	1.442
Orange UK	1.253
Rest of World	0.656
Total Orange revenues	**3.351**

2 - WANADOO	
Access, portals and e-commerce	0.112
Directories	0.178
Total Wanadoo revenues	**0.290**
Of which domestic revenues	0.249
Of which revenues out of France	0.041

3 - FIXED LINE VOICE AND DATA SERVICES IN FRANCE	
3.1 Fixed line telephony services	**3.757**
Subscription fees	1.339
Calling services	1.639
On line services and Internet access	0.220
Payphones and calling cards	0.141
Carriers services	0.418
3.2 Corporate services	**0.719**
Corporate networks	0.635
Other corporate services	0.084
3.3 Broadcasting and cable television services	**0.244**
Domestic broadcasting services	0.206
Domestic cable television services	0.038
3.4 Other revenues	**0.269**
Equipment sales & rentals	0.178
Other products	0.091
Total fixed line voice and data services in France	**4.989**

4 - INTERNATIONAL VOICE AND DATA SERVICES	
Equant	0.274
Fixed line telephony	0.600
Mobile services, excluding Orange	0.358
Broadcasting and cable television services	0.090
Other revenues	0.091
Total international voice and data services	**1.413**

TOTAL CONSOLIDATED REVENUES	10.043
Of which domestic revenues	6.680
Of which revenues out of France	3.363

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Dated: April 29, 2002

By: 

Name: Jean-Claude Grynberg

Title: Director, Investor Relations